Calculation of Filing Fee Tables

EXHIBIT F

FORM SC TO-I
(Form Type)

FS MVP Private Markets Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fee to Be Paid	$45,515,250(1)	$0.00015310	$6,968.38
Fees Previously Paid	--	--	--
Total Transaction Valuation	$45,515,250	--
Total Fees Due for Filing			$6,968.38
Total Fees Previously Paid			--
Total Fee Offsets			--
Net Fee Due			$6,968.38

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 3,695,371 Shares outstanding (approximately 5.00% of the net assets of the Fund as of December 31, 2024).

Table 2 – Fee Offset Claims and Sources(2)

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources

(2)	Not applicable.